

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 22, 2016

Mr. Douglas G. Boessen
Garmin LTD.
Chief Financial Officer
Mühlentalstrasse 2
8200 Schaffhausen
Switzerland

> **Re: Garmin LTD.**
> **Form 10-K for the Fiscal Year Ended December 26, 2015**
> **Filed February 17, 2016**
> **File No. 000-31983**

Dear Mr. Boessen:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Long-Lived Assets, page 67

1. We note your disclosure that you did not recognize any goodwill impairment charges in 2015, 2014 or 2013.  We also note on page 18, your auto segment, which represents 37% of revenues, is expected to decline in 2016.  Please tell us the amount of your goodwill that is related to the auto segment, if any.  Given the continued decline in your auto segment, and the fact that a goodwill impairment may be material to your statements of income, please tell us whether goodwill, if any, in the auto segment was at risk for failing step one of the impairment analysis during 2015 and provide the considerations used in your goodwill impairment test.  Also, please consider disclosing your impairment analysis related to goodwill as a critical accounting policy in MD&A.

Form 8-K filed February 17, 2016

2. We note that in the bullet point highlights at the top of your press release for the quarter and fiscal year to date, you disclose Pro forma EPS. Please revise to disclose, with equal or greater prominence, the most directly comparable financial measure calculated and presented in accordance with GAAP.  See guidance in Item 10(e)(1)(i) of Regulation S-K and Instruction 2 to Item 2.02 of Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Gilmore at (202) 551-3777 or Claire Erlanger at (202) 551-3301 if you have any questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant
Office of Transportation and Leisure